Third Quarter 2019 Earnings Call October 23, 2019 Exhibit 99.2

Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, levels of indebtedness which could limit Constellium’s operating flexibility and opportunities, economic downturn, the loss of key customers, suppliers or other business relationships; disruption to business operations; the inability to meet customer quality requirements; delayed readiness for the North American Auto Body Sheet market, the capacity and effectiveness of our hedging policy activities, failure to retain key employees, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this presentation. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law. Forward-looking statements

Non-GAAP measures This presentation includes information regarding certain non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Free Cash Flow and Net debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, our net income in the future.

Jean-Marc Germain Chief Executive Officer

Q3 2019 Highlights Total Shipments up 4% YoY to 395 thousand metric tons Revenue increased 2% YoY to €1.5 billion Net income of €1 million Adjusted EBITDA of €139 million increased 18% YoY; YTD 2019 increased 12% YoY Cash from Operations of €80 million in Q3 2019 and €340 million in YTD 2019 Free Cash Flow of €31 million in Q3 2019 and €157 million in YTD 2019 Net Debt / LTM Adjusted EBITDA of 4.1x Project 2019 run rate cost savings of €73 million Solid results; strong Adjusted EBITDA growth and positive Free Cash Flow generation

Peter Matt Chief Financial Officer

Adjusted EBITDA Bridges YTD 2019 vs. YTD 2018 Q3 2019 vs. Q3 2018 € millions +18% +12% € millions

Q3 2019 Performance Adjusted EBITDA of €72 million Higher automotive and packaging shipments Weaker price and mix Favorable metal costs offset by costs from the ramp up of automotive programs Packaging and Automotive Rolled Products Adjusted EBITDA Bridge € in millions Q3 2019 Q3 2018 Var. Shipments (kt) 277 260 7% Revenues (€m) 789 783 1% Adj. EBITDA (€m) 72 61 18% Adj. EBITDA (€ / t) 259 234 11%

Q3 2019 Performance Adjusted EBITDA of €43 million Increased Aerospace shipments offset by lower TID shipments Improved price and mix from both TID and Aerospace Higher costs on metal input mix and labor costs Aerospace and Transportation Adjusted EBITDA Bridge € in millions Q3 2019 Q3 2018 Var. Shipments (kt) 57 58 (1)% Revenues (€m) 351 341 3% Adj. EBITDA (€m) 43 31 35% Adj. EBITDA (€ / t) 740 539 37%

Q3 2019 Performance Automotive Structures and Industry Adjusted EBITDA Bridge € in millions Adjusted EBITDA of €26 million Higher Automotive shipments offset by lower Industry shipments Higher costs related to our footprint expansion and operational challenges on some of our newer automotive programs Q3 2019 Q3 2018 Var. Shipments (kt) 61 61 (1)% Revenues (€m) 336 322 5% Adj. EBITDA (€m) 26 29 (10)% Adj. EBITDA (€ / t) 428 474 (10)%

Project 2019 Three Pillars Cost Reduction €73 million of annual run rate cost savings achieved as of September 30, 2019 Target of €75 million of annual run-rate cost savings by December 31, 2019 Working Capital Improvement Strong working capital performance on solid operating performance and increased discipline Continue to expect working capital investments related to the ramp up of growth projects Capital Discipline Capex guidance of €265 million for 2019 Maintenance spending of €150-175 million 80 Project 2019 continuing to provide benefits

Net Debt and Liquidity € in millions Net Debt and Leverage Maturity Profile Liquidity Debt / Liquidity Highlights Strong Cash from Operations and Free Cash Flow generation YTD 2019 Completed €100 million partial redemption of 2021 bonds in August 2019 Remain committed to deleveraging Ample liquidity of over €500 million Reduced leverage, ample liquidity and no bond maturities until 2021 € in millions € in millions Leverage: Net Debt / LTM Adjusted EBITDA

Jean-Marc Germain Chief Executive Officer

End Market Updates Diversified end market exposure; primarily targets secular growth markets Market Highlights % LTM Revenue Packaging Market remains stable Conversions to ABS to help North American market over the medium to long term Conversion from steel to aluminium driving growth in Europe Focus on sustainability expected to increase demand for aluminium cans 37% Automotive Demand for luxury cars, light trucks, and SUVs remains strong Pockets of weakness persist Aluminium penetration driving increased demand for rolled and extruded products 26% Aerospace Sustained OEM build rates OEM backlogs remain healthy Near-term demand remains strong 14% Other Specialties Transportation, Industry and Defense: North America: Strong defense market; weak transportation and industry markets Europe: Strong defense market; stable industry market at a low base Industry (Extrusions) Europe: Stable demand; weakness in some end markets 23%

Financial Guidance and Outlook Focused on delivering on our strategy and increasing shareholder value Targets for 2019 : Adjusted EBITDA growth of 12% to 14% Free Cash Flow of €125 million to €175 million Targets for 2022: Adjusted EBITDA of over €700 million Net Debt / Adjusted EBITDA of 2.5x

Q&A

Appendix

September 30, 2019 June 30, 2019 March 31, 2019 December 31, 2018 September 30, 2018 Borrowings 2,370 2,378 2,421 2,151 2,103 Fair value of cross currency basis swaps, net of margin calls (5) 8 2 9 25 Cash and cash equivalents (152) (213) (222) (164) (279) Cash pledged for issuance of guarantees — — — — — Net Debt 2,213 2,173 2,201 1,996 1,849 LTM Adjusted EBITDA 545 524 512 498 498 Leverage 4.1x 4.1x 4.3x 4.0x 3.7x Net Debt Reconciliation € millions

Reconciliation of Net Income to Adjusted EBITDA  € millions Three months ended September 30, 2019 Three months ended September 30, 2018 Nine months ended September 30, 2019 Nine months ended September 30, 2018 Net income 1 217 42 248 Income tax expense 4 1 28 30 Income before income tax 5 218 70 278 Finance costs – net 46 39 135 117 Share of loss / (income) of joint-ventures — 10 (5) 22 Income from operations 51 267 200 417 Depreciation and amortization 66 51 183 140 Restructuring costs 1 1 2 1 Unrealized losses / (gains) on derivatives 4 10 (13) 53 Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities – net — 1 — — Losses / (Gains) on pension plans amendments 1 (39) 1 (39) Share based compensation costs 5 3 12 9 Metal price lag 9 11 40 (13) Start-up and development costs 3 7 8 16 Losses / (gains) on disposals — (194) 2 (190) Bowling Green one-time costs related to the acquisition — — 6 — Other (1) — — — Adjusted EBITDA 139 118 441 394

Reconciliation of Net Income to Adjusted EBITDA  € millions Twelve months ended September 30, 2019 Twelve months ended June 30, 2019 Twelve months ended March 31, 2019 Twelve months ended December 31, 2018 Twelve months ended September 30, 2018 Net income / (loss) -16 200 238 190 168 Income tax expense 30 27 43 32 54 Income / (loss) before income tax 14 227 281 222 222 Finance costs – net 167 160 157 149 237 Share of loss of joint-ventures 6 16 25 33 30 Income from operations 187 403 463 404 489 Depreciation and amortization 239 224 210 197 187 Restructuring costs 2 2 1 1 2 Unrealized losses / (gains) on derivatives 18 24 (1) 84 36 Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities – net — 1 — — 1 (Gain) / loss on pension plan amendments 4 (36) (36) (36) (39) Share based compensation costs 15 13 12 12 11 Metal price lag 53 55 22 — (19) Start-up and development costs 13 17 19 21 19 Manufacturing system and process transformation costs — — — — 1 Losses / (Gains) on disposals 7 (187) (185) (186) (190) Bowling Green one-time costs related to the acquisition 6 6 6 — — Other 1 2 1 1 — Adjusted EBITDA 545 524 512 498 498

Borrowings Table € millions September 30, 2019 December 31, 2018   Nominal Value in Currency Nominal Rate Effective Rate Nominal Value in Euros (Arrangement fees) Accrued Interests Carrying Value Carrying Value Secured Pan U.S. ABL   (due 2022) $121 Floating 4.36% 111 — — 111 —         Secured Inventory Based Facility (due 2021) — Floating — — — — — — Senior Unsecured Notes Constellium SE (Issued May 2014, due 2024) $400 5.75% 6.26% 367 (3) 8 372 348 Constellium SE (Issued May 2014, due 2021) €200 4.63% 5.16% 200 (1) 4 203 300 Constellium SE (Issued February 2017, due 2025) $650 6.63% 7.13% 597 (11) 3 589 568 Constellium SE (Issued November 2017, due 2026) $500 5.88% 6.26% 459 (6) 3 456 440 Constellium SE (Issued November 2017, due 2026) €400 4.25% 4.57% 400 (6) 2 396 399 Unsecured Revolving Credit Facility (due 2021) — Floating — — — — — — Lease liabilities  — — — 193 — — 193 73 Other loans  — — — 48 — 2 50 23 Total Borrowings       2,375 (27) 22 2,370 2,151 Of which non-current     2,203 2,094 Of which current 167 57